News for Immediate Release

Electrovaya to Present at Sequire Clean Tech & EV Conference on December 6th, 2021

Lithium-Ion Battery Maker with enhanced safety and longevity, presents at 1:00 PM ET

TORONTO, ON / ACCESSWIRE / December 2, 2021 / Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a lithium ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity enabling industry leading performance, announced today that it will be presenting virtually at the upcoming Sequire CleanTech & EV Conference on Thursday, December 6th, at 1:00 PM ET.

Event: Electrovaya Presentation at the Sequire Clean Tech & EV Conference

Date: Monday, December 6th, 2021

Time: 1:00 PM ET

Register to watch the presentation HERE. Investors can also request 1x1 meetings with Electrovaya on the event website.

Summary of Sequire Clean Tech Conference

Around the globe, companies and consumers are shifting their focus to clean technology, electric vehicles, and more sustainable practices. On December 6th, join the Sequire Clean Tech & EV Conference to discover which public companies are emerging as leaders and are innovating this space. Watch and connect with CleanTech executives who are paving the path toward a carbon neutral future.

For more information, please contact:

Investor Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

Website: www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary lithium ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.